UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
 Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May 2016

Commission File Number 000-55246

Sundance Energy Australia Limited

(Translation of registrant’s name into English)

633 17th Street, Suite 1950
Denver, CO  80202

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

Sundance Energy Australia Limited (the “Company”) is furnishing this current report on Form 6-K to report that at the Company’s Annual General Meeting held on May 27, 2016, the shareholders of the Company confirmed, at the recommendation of the Company’s Board of Directors, the appointment of Deloitte Touche Tohmatsu (“Deloitte”) as its independent registered public accounting firm commencing with the fiscal year ending December 31, 2016, and the resignation of Ernst & Young (“EY”), at the request of the Company.  The appointment of Deloitte and the resignation of EY were effective May 27, 2016.

EY’s audit reports on the Company’s consolidated financial statements for each of the fiscal years ended December 31, 2015 and 2014, did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the Company’s fiscal years ended December 31, 2015 and 2014, (a) there were no disagreements between the Company and EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of the disagreements in connection with its report; and (b) no reportable events as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F occurred. The Company provided EY with a copy of this Form 6-K and requested that EY provide the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of EY’s letter is furnished as Exhibit 99.1 to this Form 6-K.

During the Company’s most recent two fiscal years and through the subsequent interim period, neither the Company nor anyone on its behalf has consulted with Deloitte on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

Exhibit
Number	Description
99.1	Letter from Ernst & Young LLP to the Securities Exchange Commission dated June 15, 2016
99.2	Announcement, dated May 27, 2016, to Australian Securities Exchange:
Results of Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sundance Energy Australia Limited

Date: June 16, 2016	By:	/s/ Cathy L. Anderson
	Name:	Cathy L. Anderson
	Title:	Chief Financial Officer